October 17, 2024

Jim Wu
Chief Corporate Affairs Officer
TNL Mediagene
Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168

       Re: TNL Mediagene
           Amendment No. 2 to Registration Statement on Form F-4
           Filed October 1, 2024
           File No. 333-280161
Dear Jim Wu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 30, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4
Summary
Redemption Rights
Potential sources of dilution, page 11

1. Regarding your acquisition of Green Quest Holding Inc., please tell us your consideration for providing information required by Rule 3-05 and
Article 11 of
       Regulation S-X. Please also provide us with any computations prepared that support your conclusions. Refer to Item 14(h) of Form F-4.
 October 17, 2024
Page 2
Unaudited Pro Forma Condensed Combined Financial Information, page 185

2. It appears that currently none of the redemption scenarios presented will result in the transaction going through, unless closing condition waivers are obtained. If needed, obtain closing condition waivers (e.g., Minimum Balance Sheet Cash being no less than $20,000,000 and TNL Mediagene having at least $5,000,001 of net tangible assets), raise additional funds and/or obtain backstop financing. Please revise your disclosures here and throughout the filing to only reflect in the maximum redemption scenario the maximum number of redemptions that could occur without causing the transaction to be terminated.
Consolidated Financial Statements of TNL Mediagene , page F-2

3. Please update your financial statements in accordance with Item 8(A)(5) of Form 20-
       F.
Exhibits and Financial Statements Schedules, page II-1

4.     Please provide an updated consent from Mazars Audit LLC.

       Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jesse Gillespie